Filed Pursuant to Rule 424(b)(3)
File Number 333-143809

PROSPECTUS SUPPLEMENT NO. 2

Prospectus Supplement dated September 11, 2007
to Prospectus declared
effective on July 20, 2007
(Registration No. 333-143809)
as supplemented by that Prospectus No. 1 dated August 14, 2007

AVERION INTERNATIONAL CORP.

This Prospectus Supplement No. 2 supplements our Prospectus dated July 20, 2007 and the Prospectus Supplement No. 1 dated August 14, 2007.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 2 together with the Prospectus and each prior Prospectus Supplement referenced above.

This Prospectus Supplement includes the attached Current Report on Form 8-K of Averion International Corp. as filed on September 11, 2007 with the Securities and Exchange Commission.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “AVRO.OB.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is September 11, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) September 5, 2007

Averion International Corp.
(Exact name of registrant as specified in its charter)

Delaware	000-50095	20-4354185
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

225 Turnpike Road, Southborough, Massachusetts	01772
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code     508-597-6000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02            Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(d)           Effective September 5, 2007, James C. Powers was appointed unanimously by the sitting members of our board of directors (the “Board”) to become a member of our Board, in order to fill the one (1) vacancy currently existing on our Board.  Our Board has not yet determined the committees, if any, to which Mr. Powers will be appointed.

In connection with Mr. Powers’ appointment as a member of our Board, we granted Mr. Powers an option (the “Option”) to purchase up to one million (1,000,000) shares of our common stock pursuant to our 2005 Equity Incentive Plan, as amended, which Option will vest at a rate of twenty five percent (25%) per year for each year that Mr. Powers continues to serve as a member of our Board.

Item 9.01          Financial Statements and Exhibits

(d)           Exhibits

Number	Description
99.1	Press Release of Averion International Corp. dated September 11, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Averion International Corp.
By:	/s/ Dr. Philip T. Lavin
Dr. Philip T. Lavin
Chief Executive Officer

Dated:  September 11, 2007

EXHIBIT 99.1

Media Contact:
Gillian DellaCioppa (Gdellacioppa@averionintl.com)
Averion International Corp.
(508) 597-6000

Investor Contact:
Jody Cain (jcain@lhai.com)
Brandi Floberg (bfloberg@lhai.com)
Lippert/Heilshorn & Associates, Inc.
(310) 691-7100

AVERION NAMES CRO VETERAN JAMES C. POWERS TO BOARD OF DIRECTORS

BOSTON (September 11, 2007) — Averion International Corp. (OTC BB: AVRO) today announced the election of James C. Powers, effective September 5, 2007, to fill the existing vacancy on the Company’s board of directors.  With the election of Mr. Powers, the Company’s board now consists of seven members.

“We are delighted to welcome Jim to our board and look forward to calling upon his tremendous success in CRO management, strategic planning and global acquisitions,” said Michael Falk, Averion International Chairman.  “Jim’s addition to our board will prove invaluable as we continue to execute on our strategy to broaden our core CRO offerings, strengthen our focus on oncology and medical device clinical trials, and increase our international presence through strategic alliances and acquisitions.”

Mr. Powers currently serves as an independent business strategy consultant, focusing on the pharmaceutical and medical device services industries.  Previously, he held various management positions during his 18-year tenure at global CRO leader PRA International Inc.  Most recently at PRA, Mr. Powers served for 10 years as Executive Vice President, Worldwide Business Development, responsible for sales, marketing, proposal development and customer contracts.  In this capacity, he was instrumental in growing PRA from a niche data management services provider to a full-service CRO with sales of $450 million.  He also helped PRA launch and achieve a leadership position in oncology clinical development and was actively involved in eight global acquisitions.  Prior to that, while serving as President, North American Operations, Mr. Powers supported international expansion of PRA’s operations and customer base.  From 1985 to 1988, Mr. Powers was Vice President at University Technology Corporation, where he identified and led medical technology start-up businesses.

Mr. Powers serves as a director for several pharmaceutical services companies and advisor for venture capital firms and medical research programs at the University of Virginia.  Mr. Powers holds a bachelor of science in administration and management science from Carnegie Mellon University.

About Averion International Corp.

Averion International Corp. is a full service clinical research organization (CRO) that provides clinical research and staffing services to the pharmaceutical, biotechnology and medical device/diagnostic industries.  The Company has a therapeutic focus in oncology, medical devices, dermatology, and nephrology.  Averion’s clinical research core competencies are in FDA and product registration support, site selection, project management, medical and site monitoring, data management, biometrics, pharmacovigilance, medical writing, and full clinical trial management services throughout the clinical trials lifecycle.  The Company has supported FDA approvals for products in many therapeutic areas including: oncology, medical devices, dermatology, and nephrology.  The Company also provides staffing services to help solve many regulatory and validation problems faced by clients throughout the product development lifecycle.

Averion is headquartered in Southborough, Mass. and has additional U.S. office locations in New York, Philadelphia and San Diego, as well as European offices in Germany, United Kingdom, Austria and operations in Poland.  For more information, visit www.averionintl.com.

Forward-Looking Statement

Statements contained in this press release that are not historical information are forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or implied. Those risks and uncertainties include, but are not limited to: our ability to attract, retain or integrate key personnel, including scientific and technical personnel; the termination, modification or delay of contracts which would, among other things, adversely impact our recognition of revenue included in backlog; risks associated with our pursuit of strategic acquisitions or investment in new markets; our ability to acquire and integrate new businesses; our dependence on certain industries and clients; our ability to adequately protect sensitive patient information and confidential information of clients; our ability to keep pace with rapid technological changes; fluctuation in our operating results; our ability to recruit suitable volunteers for the clinical trials of our clients; our exposure to exchange rate fluctuations and international economic, political and other risks; our ability to develop and market new services in the U.S., Europe and internationally; the highly competitive nature of our market; our exposure to changes in outsourcing trends in the pharmaceutical and biotechnology industries; the impact of government regulation on our business; whether we can achieve and maintain effective internal controls; and other risks.  Certain of these risks and uncertainties, in addition to other risks, are more fully described in the Company’s annual report on Form 10-KSB for the period ending December 31, 2006 and in the Company’s other periodic reports filed with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this press release, and the Company assumes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

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